SERVICES AGREEMENT FOR GOING PUBLIC
OF INNER MONGOLIA XIANGZHEN MINING GROUP. VIA MERGER ACQUISITION OR REVERSE MERGER WITH AN U.S. PUBLIC SHELL
内蒙古翔振矿业集团通过合并或反向收购美国一公众上市公司之上市服务协议

I. Parties to the Agreement
合作方

A 方： **INNER MONGOLIA XIANGZHEN MINING GROUP.** hereinafter referred to as "XZK" or "Party A", Inner Mongolia, China.
内蒙古翔振矿业集团 以下称为「xzk」或「A方」, 该公司注册于内蒙古。

B 方： American Eastern Group, Inc., hereinafter referred to as "AEG" or "Party B," of PMB 11. 4616 West Sahara Ave., Las Vegas, NV 89102. Mailing address is Suite 3340, 865 South Figueroa Street, Los Angeles, CA 90017, United States of America.
美国亚太证券集团公司以下称为 「AEG」或「B方」, 该总公司注册地址为美国内华达州 PMB11, 西沙哈拉街 4616 号,邮递区号 NV89102。分行邮寄地址为美国加尼福尼亚州洛杉矶市 South Figueroa 街 865 号 3340 室, 邮政编码: 90017。

C 方： Shenzhen DRB Investment Consultant Limited. hereinafter referred to as "SDRB" or "Party C," of 2102,Jingguang Center,No.1002,Yanhe North Rd,Luohu District Shenzhen.
深圳市德瑞宝投资顾问有限公司, 以下称为「德瑞宝」或「C方」, 该公司地址为深圳市罗湖区沿河北路 1002 号京广中心 21 楼 2 单元。

According to the business proposal for the acquisition (hereinafter referred to as "the acquisition") of a company listed on the Over-The-Counter Bulletin Board ("OTCBB,") in the United States, which defines the terms to be negotiated for the merger or acquisition with the existing shareholders and terms to prepare all relevant filing documentations with the Securities and Exchange Commission ("SEC") in accordance with the Listing Regulations of the United States. AEG agrees to act as a Financial Consultant. with SDRB, to XZK as follows:
按照收购美国 OTCBB 上市的目标公司的商业计划书和美国上市的规定, 三方商讨合并或收购的条款, 及准备美国证券交易委的相关归档文件。B 方同意 B 方与 C 方共同担任 A 方此次反向收购上市财务顾问。

II. Overview of Consulting Service
顾问服务项目

For the purpose of clarity and organization, the entire reverse merger plan and services to be provided shall be separated into three distinct Phases. Although the Phases are set out distinctly and separately, some of the items, services, and responsibilities may take place concurrently. The Phases are listed below and is detailed in the following pages.
为清楚明了起见, 整个收购计划和服务可分为四个阶段。虽然每个阶段各自独立, 但部分条款, 服务和责任也同时进行。

Phase I – Preparation For The Acquisition
第一阶段: 开展收购的准备工作;

Phase II- The Acquisition
第二阶段: 进行收购;

Phase III- Raising Capital
第三阶段：筹集资本

Phase IV- Additional Optional Services
第四阶段: 其它可选择的服务

III. Responsibilities of parties
各方责任

The terms and conditions of XZK, AEG and SDRB's respective responsibilities are described below or in the specific Phase(s).
A 方、B 方及 C 方的责任如下：

Party A: INNER MONGOLIA XZK
内蒙古翔振矿业集团

XZK expressly warrants that all accounting, financial records, and any other information given to AEG and SDRB shall be factual, truthful and accurate. XZK shall be fully responsible for all delays or ramifications caused by the dissemination of incorrect information.
A 方：明确保证提交 B 方和 C 方的所有会计，财务报表和其它任何信息准确无误。A 方对一切由信息错误而引起的延误或结果负责。

XZK shall be responsible for all expenses and fees related to legal representation, auditing, filing, or other items related to all four Phases of the reverse merger process.
A 方负责四个阶段所有法律代表，审计，文件提交，或及其它相关事宜的一切费用。

XZK shall be responsible for compensating AEG and SDRB as outlined in Section IX Compensation.
A 方负责酬劳条款中规定的对 B 和 C 方的报酬。

Additional responsibilities of XZK are itemized in the individual Phases in which those responsibilities fall under.
A 方其它责任将在以下不同的阶段中注明。

Party B: American Eastern Group, Inc.

AEG together with SDRB shall act as consultants to XZK. AEG together with SDRB will use their best efforts to assist XZK in the acquisition of a listed shell company for the purposes of a reverse merger. AEG shall assist XZK in performing required tasks and in a liaison capacity between XZK and the necessary United States entities such as attorneys, auditors, public relations companies, market makers and any other entities working for XZK.
AEG 联同德瑞宝为 A 方的顾问；AEG 联同德瑞宝将在以反向收购为目的的壳上市公司收购中尽最大努力帮助 A 方。帮助 A 方完成所有必须的工作，并负责 A 方与其它美国实体间的必要联系，如律师，审计人员，公关公司，做市商等。

Additional responsibilities of AEG are itemized in the individual Phases in which those responsibilities fall under.
B 方其它责任将在以下不同的阶段中注明。

Party C: Shenzhen DRB Investment Consultant Limited
深圳市德瑞宝投资顾问有限公司

As the business consultant to XZK, SDRB shall assist, where appropriate, AEG in performing their services and act in a liaison capacity between XZK and AEG. SDRB shall assist AEG in completing the related services in each phase of the project, as detailed in this agreement. SDRB shall be

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responsible for getting all due diligence information from XZK and forwarding it in a timely manner to AEG. SDRB shall also use its best efforts to research and verify the validity of claims made by XZK.
C 方：作为 A 方的商业顾问，C 方应在合适的时候帮助 B 方执行其服务方案，联络 A 方和 B 方。帮助 B 方完成本协议规定的、各个阶段的相关服务。C 方负责从 A 方得到所有应该得到的信息，并及时传达给 B 方。C 方应尽最大努力调查并核实 A 方声明的有效性。

IV. Phase I: Preparation For The Acquisition
第一阶段：为收购做准备

a. On acceptance of the terms and conditions of this Agreement, XZK, AEG and SDRB shall signify their acceptance of this engagement and the terms and conditions thereon by affixing their signature in the spaces provided at the end of this Agreement.
如接受本协议条款和条件，各方应在协议结尾空白处签名，确定接受本协议条款。

b. The Directors of XZK shall be responsible for ensuring that all of the company's PRC documentations are prepared, and the assets and businesses of XZK are itemized and ready for injection into the target company free of any liens and encumbrances. All of the assets and business should also be available for valuation by a firm of Qualified Valuation Specialists, who are acceptable to AEG and the target company. The assets and business to be injected into XZK shall meet certain parameters, specifications and criteria (substantial quality assets and viable business model) to enable AEG to promote the acquisition of the target company. Quality assets and viable business model will enhance the possible acquisition of the target company and assist in negotiating favourable dilution terms with the exiting shareholders of the target company.
A 方董事应确保准备好公司所有的中国文件，列明内蒙古翔振矿业集团或其子公司的资产和业务，并为毫无障碍地注入目标公司中做好准备，而没有任何租押权和抵押权的阻碍。所有资产和业务应可以接受 B 方和目标公司通过的合格评估公司进行评估。将注入到 A 方的资产和业务应达到一定标准和条件（须为实质性的高质量资产并具有可行的业务模式），以便 B 方能够推动对目标公司的收购。高质量资产和可行的业务模式将有助对目标公司的收购，并有助与目标公司现有股东在股权稀释方面的协商中获得有利条款。

c. The Directors of XZK or its agents shall be responsible for preparing and obtaining the necessary PRC clearances, legal and/or Government approval, for the acquisition of certain businesses and assets held by XZK based on current regulations and circumstances. Any delays in obtaining the necessary PRC or governmental clearances on the part of XZK may result in delays in completing the acquisition on the timetable disclosed in Appendix A.
A 方董事或代表应在根据现有法规收购部分由内蒙古翔振矿业集团持有的业务和资产时，负责准备并获得必要的中国许可，法律上的和/或政府批准。A 方如未能及时获得必要的中国或政府批准，将可能延误附录时间表上所规定的收购计划的完成。

d. The Directors of XZK shall also be responsible for providing all assistance and relevant documents to AEG and SDRB to facilitate the proposed acquisition.
A 方董事应负责向 B 和 C 方提供所有帮助，及相关文件，使加快拟议中的收购进程。

e. The Directors of XZK shall ensure that audited financial statements for the immediate past two years ended December 31, 2004 and 2005 and for the six months ended June 30, 2005 or XZK are prepared in accordance with United States' Generally Accepted Accounting Principles (hereinafter referred to as "US GAAP")
A 方董事应保证根据美国普遍接受的会计原则（简称 GAAP），来准备内蒙古翔振矿业集团或其子公司两年（分别截止到 2004 年 12 月 31 日和 2005 年 12 月 31 日），及 6 个月（截止 2005 年 9 月 30 日）的审计财务报表及审阅报告。

f. Within one month from receiving the audited financial statements and the non-refundable

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retainer fee, AEG, without exception, shall provide at least one available target to the Directors of XZK. Subject to further due diligence by XZK, AEG agree to provide another clean target companies for XZK.
在收到上述審計報告以及支付過不可退還的聘金後，B 方應在一個月內提供一家目標上市公司的詳細資料，以便 A 方討論並批准。若該目標公司無法成功的滿足双方條件時,B 方有义务再次提供合適的目標公司，以供 A 方選擇。

g. XZK will select the final target company from the companies presented by AEG, and notify AEG to start negotiating the terms and conditions of the reverse merger based on parameters set by XZK.
A 方将决定最终的目标公司以及反向收购的期限和收购条款，并告知 B 方开始反向购的谈判。

V. **Phase II- The Acquisition**
第二阶段：收购

a. In conjunction with XZK, AEG and SDRB shall use its best efforts in negotiating a favourable dilution of the target company's existing shareholders' shareholdings. AEG estimates that the existing shareholding may be capable of being diluted to about 8% of the enlarged new equity base depending on the value and quality of the assets and business to be injected into the target company and XZK will also be required to make "cash payments" for the acquisition of the target company. AEG and SDRB will use their best efforts to negotiate acceptable terms and conditions for the reverse merger by XZK.
B 方同 A 方一道，应在稀释目标上市公司现有股东所持股份的谈判中尽力获得有利条件。根据将会注入到目标公司的资产和业务价值，B 方估计除目标公司现有股份可以稀释到扩股后的 8%左右外，A 方还需支付部份现金，B 方及 C 方将根据目标公司以及 A 方能够接受的价格与条款进行谈判。

b. AEG shall assist in expanding the shareholder base through public relations or assist XZK in finding a public relations company to promote the company's stock that would help qualify the company for continued listing in the United States.
B 方应通过公共关系帮助扩大股东基数，或帮助 A 方寻找一家公共关系公司来推动该公司的股票，以有助于该目标公司能够继续保持上市公司的资格。

c. After the acquisition of the target company, AEG will be hired and reasonably paid to assist XZK in maintaining the continuation of the public listing of the target company. A firm of US certified public accountants or a law firm might be required to file certain of the relevant filings with the SEC. AEG in conjunction with SDRB will assist in the selection of the US firm capable of working closely with your independent auditors, e-Fong Accountancy Corp., and with the filing all of the relevant forms with all the regulatory agencies. The continuation of the public listing is entirely dependent on XZK's commitment to prepare relevant documents required by the SEC and the timely filing thereof.
目标公司的收购完成后，B 方应合理有偿帮助 A 方维持目标公司的上市地位。美国执业会计师事务所或律师事务所也必须提交美国 SEC 部份要求的材料。B 方与德瑞宝将帮助选择该等公司、美国宜芳会计师事务所，并协助提交给各管理层的所有相关材料。目标公司公开上市的持续性完全依赖 A 方对准备 SEC 要求文件的投入程度，以及提交的及时性。

VI. **Phase III- Raising Capital**
第三阶段：筹集资本

a. Debt and Bridge Financing
负债和过桥贷款（临时性融资计划）

AEG shall assist XZK on the best effort basis in short term finance which is secured against

the XZK's fixed assets after the terms of the reverse merger has been completed.
在反向收购完成后，B 方应以最大努力帮助 A 方能以资产抵押方式收集并取得贷款资金

b. Equity Capital
股权资本

Based on the consolidated operating results of XZK, AEG will assist XZK in the raising equity XZK in the amounts between US$1.0 million to US$3.0 million through AEG's broker-dealer contacts or other investment banking firms within six months of the successful acquisition of the target company. The ability to attract XZK investment will depend entirely on the financial condition and quality of the assets of the newly created company and, of course, market conditions.
根据 A 方整合后的结果，B 方将通过券商和交易商，或其它投资银行之间的约定，帮助 A 方在成功收购目标公司的 6 个月内筹集股权资本，首次集资金额在 100 万至 300 万美元之间。吸引股權資本投資的能力,価位及其成功率將會完全依賴新公司當時的財務狀況以及資產素質的良劣以及證券交易市場的狀況也有直接的關係。

c. Before any XZK can be raised US attorneys will have to write a detailed Offering Memorandum for that specific purpose and for that specific amount of XZK.
在任何资本筹集之前，XZK 必须聘请美国律师撰写详细的筹资意图和数量的谅解备忘录。

VII. Phase IV- Additional Optional Services
第四阶段：其它可选择的服务

XZK can choose to retain AEG and SDRB to do the following services at an additional fee for each additional service performed.
A 方可选择聘用 B 和 C 方进行下列服务，每项服务须另行付费。

a. Management Support
管理层支持

Upon the request of XZK and subject to fees to be agreed at a later date, AEG and SDRB agree to assist in the recruitment of such top management personnel as the Chief Finance Officer ("CFO") or the Chief Operating Officer ("COO") with Wall Street experience. The recruitment of an experienced CFO is vitally important for the acquired target company to retain its continuing future listing on OTCBB.
根据 A 方的要求，并稍后议定费用的情况下，B 方及 C 方同意协助聘用有华尔街经验的高层管理人员，如首席财务官，或首席运营官。聘用有经验的财务总监对收购后的目标公司继续维持上市地位至关重要。

b. Board of Directors
董事会

Upon the request of XZK and subject to fees to be agreed at a later date, AEG and SDRB agree to assist in the active search for two qualified independent members to the Board of Directors of the target company with previous experience in advising public companies. Such appointments are necessary pre-requisites for the continued listing of the target company.
根据 A 方要求，并在稍后议定有关费用的情况下，B 方及 C 方同意协助目标公司的董事会寻找两位合格的独立董事。该独立董事在向上市公司提供咨询服务方面富有经验。此项任命是目标公司持续上市的必要前提。

c. Other Support Functions
其它支持工作

Upon the specific requests of XZK and subject to fees to be agreed to at a later date, for the following additional services, AEG and SDRB shall be able to assist as follows:
根据 A 方要求，并在稍后议定有关费用的情况下，B 和 C 方将可以提供以下服务：

i. Services for engaging active market makers, investors, and public relations firms to promote the target company with a view to support the share value of the target company.
聘用活跃的做市商，投资者，公关公司，以支持目标公司的股价；

ii. Obtain services of research analysts and follow up reports by analysts and brokerage firms.
获得分析师服务，及分析师和证券公司的跟踪报告；

iii. Assistance with all subsequent mergers or acquisitions activities for and on behalf of XZK.
代表 A 方协助此后所有的收购活动；

iv. Arranging for strategic alliances with other public companies.
安排同其它上市公司的战略联盟；

d. Extending Services
延伸服务

AEG and SDRB shall provide consulting services to XZK in accordance with the terms and conditions defined in this Agreement for a maximum period of 12 months, being the exclusive period. After the exclusive period, this Agreement may be renewed under existing terms and conditions or under modified terms by mutual consent between XZK, AEG and SDRB. AEG and SDRB reserve the right to alter the tasks and/or strategies as defined in this Agreement if AEG and SDRB, as a consultant to XZK, believe the changes should be made for the best interest of serving XZK as their client.
B 和 C 方应向 A 方提供基于本协议条款的，最多一年的顾问服务；一年后本协议可根据现有条款续签，或经三方同意的修改后的条款而续签；作为 A 方的顾问，如果 B 方及 C 方相信修改条款符合 A 方作为其客户的最大利益，B 方及 C 方有留修改本协议所规定的服务内容及反向收购上市策略的权力。

VIII. Terms of Agreement
期限

a. The term of this Engagement Agreement shall be for an exclusive period of one (1) year from the date of the execution of this Engagement Agreement. The parties to the Engagement may, through mutual consent, agree to extend AEG and SDRB's appointments for a further period of one year should unforeseen circumstances, beyond the control of AEG and SDRB, arise and which circumstances may result in the inability of AEG and SDRB to complete the assignment within the exclusivity period. AEG and SDRB's appointments and consulting services rendered to XZK may be terminated at any time and for any reason by either party, effective thirty (30) days after the delivery of written notice of termination by the terminating party. Notice of termination by XZK to AEG and SDRB shall not be effective until XZK has fulfilled all of its compensation requirements outlined below. Similarly, notice of termination by AEG or SDRB shall not be effective until AEG or SDRB has fulfilled its responsibilities in the above or 2 years from the date of this agreement due to reasons beyond AEG and SDRB's control, such as negotiation between XZK and the target company never reaches a final agreement.
本协议期限为执行之日起一年。如因不可预见且不受 B 和 C 方控制的情况出现，并导致 B 和 C 方不能在一年期限中完成协约所规定的任务，经过三方同意，B 和 C 方的任命可再延续一年。在任意终止方书面终止通

知送达的 30 日有效期后，B 和 C 方的任命及为 A 方提供的顾问服务可在任何时间、由于任何原因而终止。A 方送达 B 和 C 方的终止服务通知须在 A 方履行下述所有酬劳要求后生效。同样，B 或 C 方的终止通知也只有在 B 或 C 方履行上述责任后方可生效，或由于不受 B 和 C 方控制的原因（如 A 方和目标公司的谈判未能达成最终协议），在本协议执行的两年后生效。

b. However, if without reasonable and valid excuses, XZK rejects the target company(s) listed in the United States introduced by AEG, AEG shall be entitled to regard to have completed the services defined. Similarly, if without reasonable excuses AEG and SDRB fail to complete their responsibilities above, AEG and SDRB hereby agree to assist in the selection of another Investment Consulting firm that is acceptable to XZK to complete the assignments.
但是，如果没有合理和有效的原因，A 方拒绝由 B 方推荐的美国上市公司，则 B 方有权被视为已完成所规定的服务。同样，如果没有合理原因，B 和 C 方未能完成上述规定的服务，B 和 C 方同意协助选择另外一家 A 方可以接受的投资顾问公司，以完成上述服务。

c. Except as otherwise indicated herein, the completion of services by AEG and SDRB shall be on a best effort basis.
如无其它规定，B 和 C 方应提供最佳服务。

IX. **Compensation**
报酬

For services to be rendered by AEG and SDRB described above, XZK agrees to compensate AEG and SDRB with a combination of cash consideration and shares in the target company as follows.
以上所述由 B 和 C 方提供的服务，A 方同意给予 B 和 C 方现金及目标公司股份的报酬，见下：

a. **Retainer Fee:** The non-refundable retainer fee for the provision of services described above shall be the sum of **US$100,000 (One Hundred Thousand US Dollars)** of which shall be payable within Ten (10) days of the execution of this Engagement Agreement by U.S. dollars in Hong Kong.
聘用费用：上述服务的提供将获得不可返还的聘用费 10 万美元予 B 方和 C 方.上述费用在本协定签署后的十日内在香港中国境外付清.

b. **Reverse Merger Completion Fee:** Upon completion of the reverse merger XZK shall pay a further US$100,000. The payment shall be due and payable on completion of the acquisition of the target company, which mean has been approved by the Securities and Exchange Commission. At the closing of reverse merger, the Directors of CTI Holdings agree to procure AEG and SDRB's entitlement to **(6%) Six Percent** of the enlarged equity in the newly created entity of the target company and their entitlement shall not be diluted in the first round of funding.
反向收购完成费：反向收购完成后，A 方应以上项相同之付款方式再付款 10 万美元。上述费用应在 SEC 没有意见同意目标公司的收购同时完成印发上市公告成后支付该笔款项.除了上述款项外，A 方董事会同意由 A 方所持股票中无偿发行给与 B 和 C 方目标公司合并完成后新公司扩股之后百分之六(6%)的股份。

c. **Final Bonus Payment:** The final payment of **US$100,000; $60,000** shall be paid to AEG and SDRB upon completion of the initial One Million U.S. Dollar,
最後支付的費用：B 方已經協助 A 方完成首期一百万美元融資後，支付 10 萬美元的集資完成服務費用。

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d. In addition to the above compensations, XZK agrees to grant to AEG and SDRB a **3-year option to invest up to US$2.0 million at the initial business valuation or price per share at the first round of funding** (but which investment shall be limited to no more than 10% of the target company's issued equity immediately following the acquisition by XZK) and which option will be exercisable within three (3) years after the granting of the option.
除上述报酬外，A 方同意给予 B 和 C 方一种可以在三年内行使的期权，即以首期商业评估或首轮融资时的每股价格，最高投资额可达 200 万美元等值的股权，但该投资股权总数将不得超过目标公司被 A 方收购后发行股份的 10%，该期权的执行可在获得后的三年内可以行使。

X. Confidentiality and Non-Circumvention
保守机密和坦诚相待

XZK, AEG and SDRB acknowledge that as a consequence of their relationship they have been and will continue to be given access to confidential information which may include potential joint venture partners and venture capitalists as well as the following types of information: financial statements and related financial information, trade secrets, computer programs, certain methods of operation, procedures, improvements, systems, customer lists, supplier lists and specifications, and other private and confidential materials concerning the business (collectively referred to as "Confidential Information". Save as it relates to this engagement, the parties to the Agreement agree that they shall maintain the Confidential Information in strictest confidence and shall not disclose any of the Confidential Information to third parties during the term of this Agreement and neither party shall attempt to circumvent the other in order to avoid paying any fees, commissions or the agreed upon compensation.
三方承认，由于相互间的合作,已经并且将来还将继续使各方可以获得机密的信息，其中可能包括潜在的合资伙伴、风险投资伙伴，及以下类型的信息：财务报表和相关的财务信息、商业机密、计算机程序、某种操作方式、过程、改进、系统,客户名单、供货商名单和清单，以及其它业务相关的个人和机密材料，统称为机密信息，协议各方同意将严格保守"机密信息"，在本协议期间不向第三方泄露任何信息，任何一方也不会试图欺骗其它各方，藉以逃避支付任何费用、佣金和此前议定的报酬。

XZK shall not engage in any conduct nor enter into any transaction, directly, or indirectly, that thwarts or circumvents this Agreement. Specifically, XZK shall not participate, directly, or indirectly, in any transaction involving a target company disclosed to XZK by either AEG or SDRB or their respective agents, employees, or representatives, without complying with the terms and provisions of this agreement. XZK agrees that, in consideration for the disclosure of the identity of a target company and any related due diligence information, XZK will keep all non-public information provided by AEG and SDRB, and the potential availability of a merger or acquisition involving such target company (collectively the "Information") confidential. XZK will not provide such Information to any person or entity, including its affiliates, nor assist any person or entity, nor be involved directly or indirectly, in any merger or acquisition involving such target company, without the written consent of AEG and SDRB. XZK may provide Information to its accountants or legal counsels; provided that the accountants or legal counsels have agreed to bind themselves by the terms and intent of this Agreement.
A 方不应介入任何行为或交易,从而直接或间接地破坏或阻碍本协议的执行，特别是，当 B 方或 C 方，或他们各自的代表,雇员或代理人等，违反本协议条款向 A 方泄露涉及目标公司的交易，A 方不应参与，不管是直接还是间接的方式。A 方同意，考虑到会泄露目标公司的身份及其它相关信息，A 方将保守秘密,包括所有由 B 方及 C 方提供的非公开信息,及涉及到的潜在并购物件，A 方将不会将此类信息提供给任何个人或实体，包括其子公司，也不会协助这些个人或实体获得这些信息，也不会在不经 B 方及 C 方书面同意的情况下，直接或间接地介入涉及目标公司的购并。A 方可以将信息提供给其会计或法律顾问，但其会计和法律顾问应同意遵守本协议的条款和内容。

XI. No Waiver
不可自动放弃

The failure of any party to insist upon the strict performance of any of the terms, conditions or provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith, and the said terms, conditions and provisions shall remain in full force and effect. No interpretation, changes, modifications, terminations or waivers of any of the provisions of this Agreement shall be binding upon XZK, AEG or SDRB unless modified in writing and signed by all the parties to the Agreement.

任何一方未能坚持本协议的任何条款或规定时，不应解释为自动放弃今后对协议的遵守；协议中的条款和规定应仍具有全部效力。没有对本协议任何规定的修改，终止或弃权可以附加给任何一方，除非这些修改以书面进行，并由协议三方签字。

XII. Rights, Obligations and Assignment
权利、义务和转让

The rights and obligations of XZK, AEG and SDRB shall inure to the benefit of, and shall be binding upon the successors and assigns of each, as the case may be. If XZK shall be merged into or consolidated with any other corporation, or if substantially all of the assets of XZK, including its business and goodwill, are transferred to another corporation, association, individual or partnership, the provisions of this proposal shall be binding upon and inure to the benefit of the corporation or entity resulting from such merger or consolidation or the transferee to which such assets shall be transferred. This paragraph shall also apply in the event of any subsequent merger, consolidation or transfer. The duties of AEG and SDRB to any such successor entity shall not be greater than duties performed for XZK prior to such succession. Notwithstanding anything to the contrary otherwise contained in this Agreement, AEG and SDRB shall be prohibited from making any assignment of this Agreement unless AEG and SDRB own the majority of the voting stock of such successor entity(s).

协议三方的权利和义务应适用于各自的继任者和转让方，如果这种情况发生的话。若 A 方被并入或整合入其它公司，或实际上 A 方的所有资产，包括其业务和无形资产，转让给其它公司、协会、个人或合作伙伴，本协议条款将作用于受转让方的公司或实体。本段落也适用于任何由此引发的收购、整合或转让；B 方及 C 方对继任者所承担的义务不应大于此前对 A 方所做的承诺；B 方及 C 方不应对本协定作出任何转让，除非 B 方及 C 方拥有继任公司的多数投票权。

XII. Indemnification
保障条款

XZK Holdings hereby agrees to indemnify and hold harmless AEG and SDRB from and against any and all liability, losses or damages, costs or expenses (including court costs and reasonable attorneys' fees) arising out of the performance of its duties hereunder of every kind of nature and description, no matter its kind or character arising out of any information supplied by XZK, or in connection with any representatives of XZK, whether written or oral, which are disseminated by AEG or SDRB in the performance of their duties under this Agreement.

A 方同意向 B 和 C 方赔偿他们在执行其任务时产生的损失或开支(包括法庭费用和合理的律师费)，这些损失是在他们履行 A 方或其代表提出的任务时发生的，不论这些任务是何种类型或性质的。

XIII. Applicable Law
适用法律:

This Engagement Agreement shall be enforced and construed in accordance with the laws of the State of California, United States of America. The prevailing party shall be entitled to recover reasonable

of California, United States of America. The prevailing party shall be entitled to recover reasonable attorney fees and costs. If there is any different interpretation of the terms defined in this Agreement, The commitments and responsibilities of XZK, AEG, and SDRB are based on the terms as defined in the English language of this Agreement. The Chinese translation is included for the convenience of XZK only and where any variance arises between the English expression and the Chinese translation, the English expression shall take precedent.
本协议和约定依照美国加州法律进行解释和执行；胜方应获得合理的律师费和诉讼费的赔偿；若对本协议条款的解释出现不同，协议各方的承诺和责任以本协议的英文版本为准.中文翻译版本仅为 A 方便利。若中英文版本有异议，则英文版本优先。

XIV. Signatories
签字

The following signatories are authorized representative of the respective companies and they are authorized to execute this Agreement binding their companies to the terms and conditions of this Agreement.
以下为各公司已授权代表人的签字，以执行协议中各条款并对各公司存有法律约束。

Engagement Agreement accepted and agreed
for and on behalf of:
American Eastern Group, Inc.

谨代表 **American Eastern Group , Inc.**
同意及接受此应聘协意书



Mr. Charles Hung
President
Date: 12/03/05

Engagement Agreement accepted and agreed
for and on behalf of:
INNER MONGOLIA XIANGZHEN MINING GROUP.
谨代表 内蒙古翔振矿业集团
同意及接受此应聘协意书



President
Date: 12/03/05

Engagement Agreement accepted and agreed:
for and on behalf of:
Shenzhen DRB Investment Consultant Limited.
谨代表 深圳市德瑞宝投资顾问有限公司
同意及接受此应聘协意书

Mr. Liu Gang
President
Date: 12/3/05

Addition Agreement

补充协议

A 方： Inner Mongolia Xiang Zhen Mining, Inc.
内蒙古翔振矿业集团公司 以下称为 A 方

B 方： American Eastern Group, Inc
美国亚太证券集团公司以下称 B 方

C 方， Shenzhen DRB Investment Consultant Limited.
深圳市德瑞宝投资顾问有限公司，以下称为 C 方

According to the *Service agreement for Going Public of Inner Mongolia Xiang Zhen Mining Group via Merger Acquisition or Reverse Merger with an U.S. Public Shell*, signed on 12/03/05 by three parties.

鉴于以上 12/03/05 三方签订的*内蒙古翔振矿业集团通过合并或反向收购美国一公众上市公司之上市服务协议*

All of the three parties agree to amend article IX Compensation item b Reverse Merger Completion Fee of the agreement as follows:
经三方协商同意，对原协议的 *IX. 报酬 (Compensation)* 的部分条款，作如下修改:

The original content of article IX item b is:
原协议 *IX. 报酬 (Compensation)* 的 *b. Reverse Merger Completion Fee* 中

At the closing of reverse merger, the Directors of CTI Holdings agree to procure AEG and SDRB's entitlement to (6%) Six Percent of the enlarged equity in the newly created entity of the target company and their entitlement shall not be diluted in the first round of funding.

The amendatory item is:
The Directorate Party A expressly agree to grant Party B and Party C acquire (6%) Six Percent of the enlarged equity in the newly created entity of the target company and their entitlement shall not be delivered anti- dilution privilege in any fundings and stock-enlargings.

A 方董事会明确同意 B 方和 C 方有权获得目标公司反向收购后百分之六 (6%)

的股份，三方同意在以后目标公司任何形式的股本扩张中，上述比例股份可以被稀释。

Annotation, this article as the additional item of the *Service agreement for Going Public of Inner Mongolia Xiang Zhen Mining Group via Merger Acquisition or Reverse Merger with an U.S. Public Shell*, has the equivalence legal force like other items.

注：此协议内容作为*内蒙古翔振矿业集团通过合并或反向收购美国——公众上市公司之上市服务协议* 的补充部分，具有同等法律效力。

Signature
签字：

日期：2005 年 12 月 10 日
Date: 12/10/05

A 方：Inner Mongolia Xiang Zhen Mining Group
内蒙古翔振矿业集团有限公司

Legal representative:
法定代表人：



B 方：American Eastern Group, Inc
美国亚太集团公司

Legal representative:
法定代表人：

C 方：Shenzhen DRB Investment Consultant Limited.
深圳市德瑞宝投资顾问有限公司

Legal representative:
法定代表人：

